AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 20, 2003

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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of June 2003

                                 ANTENNA TV S.A.
                 (Translation of registrant's name into English)

                             KIFISSIAS AVENUE 10-12
                                 MAROUSSI 151 25
                                 ATHENS, GREECE
                     (Address of principal executive office)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [X]             Form 40-F       [_]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

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                                [GRAPHIC OMITTED]
                               [LOGO - ANTENNA TV]



FOR IMMEDIATE RELEASE                                              JUNE 20, 2003
--------------------------------------------------------------------------------

       ANTENNA TV ANNOUNCES FILING WITH THE NASDAQ OF A REQUEST TO DELIST
                   ITS AMERICAN DEPOSITARY SHARES FROM TRADING


Antenna announced that it has filed today with The Nasdaq Stock Market a request to delist its American Depositary Shares from trading on The Nasdaq National Market. As previously announced, the tender offer by offerors affiliated with Antenna for all of the outstanding ordinary shares and American Depositary Shares representing such ordinary shares expired and, as of June 20, 2003, the offerors and their affiliates own ordinary shares representing 98.51% of the total outstanding capital stock of Antenna. Also as previously announced, the Deposit Agreement in respect of the American Depositary Shares is being terminated. Antenna intends to file its Form 15 with the US Securities and Exchange Commission on June 25, 2003 to terminate the registration of the ordinary shares under the Securities Exchange Act of 1934.

(contact : IR Office , tel : 0030 210 6886500)


BACKGROUND NOTES
----------------

Antenna is the leading media group in Greece. It owns and operates Antenna TV, the leading television broadcast network and producer of television programming in Greece, and Antenna FM, a leading radio station in the greater Athens area. Antenna has a controlling interest in a publishing company, Daphne Communications, which publishes 12 consumer and technical magazines. Antenna also distributes television programming for broadcast to greek speaking audiences in Cyprus, the United States, Canada and Australia. We also own interests in three Bulgarian media businesses, including a 100% interest in Nova Television, a commercial television network in Bulgaria. We have also began to establish a presence in the Greek internet sector. Since March 1999, Antenna TV's shares, in the form of ADR's, have been listed on NASDAQ, under the symbol "ANTV", and on the London Stock Exchange, until February 26 2003, under the symbol "AEVD".

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ANTENNA TV S.A.
                                         (Registrant)


                                         By: /s/ Nikolaos Angelopoulos
                                             ----------------------------------
                                             Name: Nikolaos Angelopoulos
                                             Title:  Chief Financial Officer


Dated: June 20, 2003